Offering Statement for Arkisys, Inc. ("Arkisys")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Arkisys, Inc.

   10751 Noel Street

   Los Alamitos, CA 92720

Eligibility

2. The following are true for Arkisys, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   David Barnhart

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2014	Present	University of Southern California	Director of Space Engineering Research Center
08/31/2020	Present	Arkisys, Inc.	CEO

Short Bio: David Barnhart is the CEO of Arkisys. He lends his expertise in developing innovative technologies and architectures for next generation space morphologies, satellite robotics and inspiration-based engineering techniques With practical applications. David also serves as a Research Professor in the Department of Astronautical Engineering at USC, the Director/Co- Founder of the USC Space Engineering Research Center, and the Director of Space Systems and Technology Division at USC/ISI. David was most recently a senior space Project Manager at DARPA, pioneering cellular spacecraft morphologies, satbotics and space robotics on the Phoenix and SeeMe projects, and represented the first DARPA space project presented at the United Nations COPUOS in Vienna Austria. Prior to USC David helped initiate two commercial space companies; co-founding and serving as Vice President and CFO of Millennium Space Systems, which has grown into a sustainable aerospace business with both Government and commercial customers in Los Angeles CA; and was the youngest elected member of a three-person international Executive Management board for a German startup in Bremen, Vanguard Space. At Vanguard he energized international space re-insurance and financial institutions on the technical attributes of a new space market, while developing US and European engineering contracts to execute the business plan. David served as an AF civilian for over 13 years and helped birth several notable projects over that time including pioneering demonstration of a miniature lunar lander vehicle modified from KKV technologies, showcased to the Vice President on the 25th Anniversary of Apollo 11; and created and lead the first $150M Small-Satellite Project team for the Air Force that formed the initial basis for US technology infusion in micro-satellite systems. Both the XSS-10 and XSS-11 team's received the National AIAA Space Systems Award in 2003 and 2007 for pioneering developments and contributions to the aerospace industry. David holds a Bachelor of Science degree in Aerospace Engineering from Boston University and a Masters of Engineering from Virginia Polytechnic Institute, and has authored over 35 research publications and has been a keynote speaker at multiple national and international space conferences on 2nd generation space architectures. Work Experience: (https://www.linkedin.com/in/david-a-barnhart-30887157/)

Name
Lisa Hill

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/04/2011	Present	University of Southern California	Lecturer
01/04/2011	Present	Self-Employed	Consultant
11/14/2014	Present	Arkisys, Inc.	Board Member

Short Bio: Broad experience in systems engineering, system architectures, technology development, program and subcontract management, spacecraft and structures design, integration and test, and customer relations. Technology development roles in gossamer structures, advanced composites, adhesive joints, robotics, and novel spacecraft and architectures. Two patents in smart structures and one in space architectures. Proven success in both independent and team environments, from proposal concept through flight hardware integration and test. Demonstrated team building and facilitation skills in both small and large program and university environments. Excellent communication skills as evidenced via customer briefings, supplier interactions, and university instruction. Providing support to both commercial and government customers. Specialties: Develop and Field Innovative Aerospace Concepts and Products from concept to flight test, Lightweight Systems and Deployables, Technology Development, Program Management. Work

Name
Talbot Jaeger

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2011	Present	Novawurks	CTO, Founder
11/14/2014	08/31/2020	Arkisys, Inc.	CFO
11/14/2014	Present	Arkisys, Inc.	Board Member

Short Bio: Talbot Jaeger is the CTO and Founder of NovaWurks, which invents, designs, creates and prototypes high technology products and services for a broad range of applications within the space industry. NovaWurks has brought together a world-class team of innovative people who are able to rapidly develop and prototype new ideas using a wide range of technologies and design disciplines. He has led a team that has more than 150 years of experience in advanced technology development for ground, air, and space.

Name
Rahul Rughani

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2018	06/01/2019	USC Space Engineering Research Center	Spacecraft Systems Engineer
01/01/2018	05/01/2021	USC Space Engineering Research Center	Lead RF Engineer
07/01/2019	05/01/2021	USC Space Engineering Research Center	Spacecraft Systems Oversight
01/04/2021	Present	Arkisys, Inc.	Lead Systems Engineer

Short Bio: Rahul Rughani, PhD specializes in orbital optimization techniques for spacecraft swarms. The focus of his research is to enable in-orbit manufacturing, satellite aggregation, and close-quarters robotic inspection of spacecraft, using swarms of small and medium sized satellites in Earth orbit. He has also worked as a systems engineer on CubeSat projects for the University of Southern California's Space Engineering Research Center (SERC), and has performed in-depth analysis of past, present, and future methods of spacecraft Rendezvous and Proximity Operations (RPO) for the CONFERS consortium, through funding provided by DARPA. He is currently working with Arkisys to build an autonomous research outpost in low Earth orbit. Work Experience: (https://www.linkedin.com/in/rahulrughani/)

Name
Anthony Burn

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2017	02/28/2019	Radiant Earth Foundation	Chief Engagement Officer
10/01/2019	10/31/2020	Caribou Digital	Sustainability Hub Manager
02/01/2021	Present	Arkisys, Inc.	VP Commercial Business
01/01/2019	Present	Self-Employed	Independent Consultant

Short Bio: Anthony has served as a lead expert for technical agencies of the United Nations and the World Bank, employing satellite data and digital solutions as a primary decision-making and policy tool, to pursue local capacity building objectives in Central Asia, the South Pacific, and eastern and southern Africa. Anthony was previously Chief Strategic Engagement Officer for the Radiant Earth Foundation, creating partnerships able to harness new space data and geo-spatial analytical tools to build powerful, common applications for global health, food security, and environmental missions, including climate change projects for Fiji, Vanuatu, and the Solomon Islands and tracking vector-borne disease outbreaks linked to illegal mining activity throughout South America. This followed a development role with the Center for the Advancement of Science in Space (CASIS) working with multinational organizations and commercial companies, to deploy emerging technologies on the International Space Station (ISS). He was a Senior Research Fellow at the Center for Climate and Security, focusing on satellite technologies, climate change and state stability. Outside of public focused roles, Anthony also spent significant time in the private sector including COO for a UAS company providing Software-as-a-Service (SaaS) and Data-as-a-Service [DaaS] solutions, around the integration of drones, ground-based robotics, and satellite based remote sensing, for governments based in the global south. Graduate of I.E. Business School, Brown University, and University of Canterbury, NZ. Work Experience: (linkedin.com/in/anthony-burn-0737264)

Name
Daniel Lopez

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2016	10/01/2020	Metavoyant	CTO
08/31/2020	Present	Arkisys, Inc.	CFO & CSO

Short Bio: Dan Lopez is the Chief Financial and Strategy Officer of Arkisys. He has helped grow the company's customer relationships, products, and go-to-market strategy from idea to reality. He an innovative entrepreneur and technologist who has advised a world-leading, data-centric businesses and brands by lending his creative, strategic and technological vision. With over 20 years of executive and technology leadership experience, Mr Lopez is a seasoned Defense and Intelligence, remote sensing, and startup veteran, with domain expertise in large-scale distributed systems for M2M and IoT, big data analytics, and software as a service. Dan has built award-winning consumer-facing technology and applications from the International Space Station to Times Square. Dan has led organizations as an executive from startup to exit, including through several acquisitions and IPO. Dan has partnered with leaders in government and global business communities to create and foster lasting relationships of value and global impact. He has brokered partnerships with the world's leading organizations from the UN, DoD, NASA, Google, Pepsi, Heineken, Bill & Melinda Gates Foundation, World Resources Institute, Discovery Channel, NFL, Honda, and many others to harness technology in the form of data and analytics to enable organizations to enhance their decision making capabilities, and brand. Prior to Arkisys, Dan was the CTO of leading remote sensing organizations that developed solutions to address deforestation, illegal mining, precision agriculture, infectious disease, and national security and many other challenges. He remains an advisor and mentor to leading startups in Silicon Valley and the Pacific Northwest. Dan is a trusted member of the Board of Advisors of SETI, and a Board Director and the Norfolk Institute which has successfully launched several experiments to the International Space Station, and aboard Blue Origin. Dan holds a Bachelor of Science degree in Integrated Science and Technology from James Madison University, and has authored several remote sensing and robotic space station operations patents. Work Experience: (https://www.linkedin.com/in/danlopez/)

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

David Barnhart

Securities:	6,797,000
Class:	Class A Common Stock
Voting Power:	51.5%

Talbot Jaeger

Securities:	5,000,000
Class:	Class A Common Stock
Voting Power:	37.9%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview Arkisys, Inc. ("Arkisys") is building one of the first long-duration Space infrastructure-as-a-service platforms in Space for new Technology Hosting, Satellite Integration, Assembly and Resupply. "The Port" is a robotic space station on orbit to enable existing and new customers and markets in Earth orbit, the Moon, Mars and beyond. The Arkisys Port aims to outpost support scalable rapid prototyping, new payload and technology testing, assembly and integration of new free-flying space platforms, and a destination for orbital transfer vehicles and on-orbit assembly and manufacturing. We plan to unlock undiscovered markets and enable pioneered technologies for the new ecosystem of space development. Our Innovation Through adaptive hardware and software interfaces, cloud-based services ordering, and options for fast launch and always-on data transport, our Ports provide multiple services for a global customer base. Our evolvable and stable platform connects customers to their data, mission, business, and new ideas for space vessels, now and into the future. Fast payload delivery and hosting in less than 90 days; On-demand manipulation, build, modify/upgrade, and repair of satellites/payloads; Rapid hardware and data I&T through the Port digital twin and applique technology; Safe rendezvous and proximity operations; What We Plan to Offer Arkisys works with customers to integrate their payloads and technology to our proprietary Port Space Outpost. We plan to offer the following Space infrastructure-as-a-service: Lease Standard Onboard Payloads; Transport, Connect, Host (and get selfie of) Your Payload or Experiment; Host and Berth Visiting Vessels; Lease a Custom PortSat with your payload, free flight, release and recapture; Build

and Launch Custom PortSats; Advanced assembly, manipulation, build and manufacturing projects; Lease-back customer technology and payloads to their customers or other Port customers; In addition, we offer system engineering services to design complex spacecraft. This has been our principal source of revenues to date; however, we intend to shift our full focus to the Port and related products, and for the next five years, we plan to focus on selling the Port to companies, governments, non-profits, and academic institutions that are pursuing alternatives for their space experiments, services, and operations on orbit. Our aim is to be fully operational in Space by 2026.

Arkisys currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Arkisys, Inc. speculative or risky:
    1. Pandemic Risks. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your

investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Dividends. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

7. Company Business Model. Company business model is dependent on our target customers being able to finance their own operations and interest in spaced based applications for new technologies. Company business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

8. Operations Risk. The Company's ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

9. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

10. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors

and venture capital firms). These investors often negotiate for seats on the Company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

12. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

13. Technological Risk. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

14. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein

is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a*

consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Arkisys, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

We plan to use the porceeds of this Offering in the following manner: Complete digital twin Port emulator, payload developer; Complete Flight OS development; Digital engineering solution; In-space demonstration with partner Co.; Key hires & manufacturing facility in Long Beach, CA;

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Engineering	$5,278	$564,751
Hardware (Vendors)	$0	$30,527
Sales & marketing	$2,853	$305,271
Lease expense	$0	$96,669
IT	$1,379	$20,351
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Arkisys, Inc. must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If

an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $1.07 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	15,000,000	13,196,713	Yes	
Class B Common Stock	5,000,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Plan - Options	During 2021, a total of 412,500 options were reserved under the Company's Equity Plan. 300,000 were reserved for a new employee and 112,500 were reserved for the Board of Advisors. Per Review Report - Note 4, these options generally vest based on two years of continuous service and with a three-month cliff period.	412,500

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

There is no convertible debt, and there are no warrants. The company has reserved shares for a stock option plan ("Equity Plan"). If those options get exercised at a future date your ownership of the company will be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Arkisys, Inc. for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined solely by the Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on

commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable.

25. What other exempt offerings has Arkisys, Inc. conducted within the past three years?

Date of Offering:	12/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1,000
Use of Proceeds:	

Issuance of 800,000 shares under The Company's 2020 Equity Plan.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Arkisys, Inc. (the "Company") was incorporated in the State of California on November 14, 2014. The Company aims to build space platforms and vessels that are designed to be able to be re-docked and re-used repeatedly, enabling low-cost lease-based services for new innovations, inventions, communications, and creative assemblies in space. For the year ended on 12/31/2019, the Company did not record any revenue and had a net operating loss of $5,557. Operating expenses consisted of $5,378 for general and administrative and $179 for sales and marketing. Additionally, the Company had $1,467 as an income tax benefit, resulting in a net loss of $4,090. For the year ended on 12/31/2020, the Company recorded $541,000 in revenues, $380,338 in cost of goods sold, and a gross profit of $160,662. The Company offers system engineering services to design complex spacecraft. These services have been the principal source of revenues to date. The Company intends to shift its focus

to the Port and related products, and for the next five years, and focus on selling the Port to companies, governments, non-profits, and academic institutions that are pursuing alternatives for their space experiments, services, and operations on orbit. For the year ended on 12/31/2020, operating expenses totaled $100,458 and consisted of $19,375 for contractors, $20,708 for general and administrative, and $60,375 for marketing. As a result, the Company's operating income was $60,204. Lastly, the Company had income tax expense of $18,567, resulting in a net income of $41,637 for the year ended on 12/31/2020. During fiscal years 2019 and 2020, the Company issued related party notes payable in the amount of $1,970 and $10,000, respectively. During 2021, the Company paid down the remainder of the note payable. As of December 31, 2021, the balance of the related party note payable is $0. In 2020, the Company issued 800,000 shares under its Equity Plan. During 2021, under the same plan, the Company reserved 300,000 options to a new employee and 112,500 options to the Board of Advisors. During 2021, the Company spent $186,371 on designing and developing its prototype satellite unit, which includes the research and development of the unit and associated software and the patents and trademarks associated with the unit and software. The Company is capitalizing the associated spending and will amortize the patents/trademarks over fifteen years. During the same year the Company was able to generate approximatelly $550,000 in revenue. With this raise, the Company plans to primarily pay for engineering, sales and marketing, and lease expenses. The Company believes these activities will result in the traction needed to court venture capital funding.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Arkisys, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    Arkisys Video Transcript: Speaker 1 Imagine a future where one day you can transport, host and operate new scientific and commercial experiments in less than 90 days. Speaker 2 We already do that. Speaker 1 Okay, then. Well, imagine one day in the future where you can create a unique satellite or spacecraft on orbit in under 90 days from start. Speaker 4 Excuse me...? We already do that. Speaker 1 Oh, right. Okay, well, imagine one day in the future where you could host a visiting vessel for servicing existing satellites for repairs or performance upgrades. Speaker 2 We're already doing that. Speaker 1 Seriously? Speaker 2 Seriously. Speaker 1 Right. Oh, okay. Imagine a future where you could aggregate a large platform that can be assembled in Leo and transferred to a different orbit. Speaker 3 Sorry, but we're doing that. Speaker 1 Right. Okay, well, then imagine a future where multiple platforms can assemble a structure to provide real time communication, navigation and timing to the moon and beyond. We're already doing that! Astronaut Which way? Speaker 1 Arkisys. Imagine what we can do for you.

    The following documents are being submitted as part of this offering:

    Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

    Offering Page JPG: offeringpage.jpg

    Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: https://www.arkisys.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.